100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com

August 30, 2018

By EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Soliton, Inc.
Amendment No. 3 to
Offering Statement on Form 1-A
Filed August 10, 2018
File No. 024-10854

Dear Mr. Mancuso:

This letter is being submitted on behalf of Soliton, Inc. (“Soliton” or the “Company”) in response to the comment letter, dated August 27, 2018, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A filed on August 10, 2018 (the “Offering Statement”). The Company’s Amendment No. 4 to its Form 1-A (the “Amended Offering Statement”) has been filed with the Commission.
For your convenience, we have repeated the comment prior to the response in italics.

Offering Circular

1.     Please respond to that part of prior comment 1 asking you to address in your offering circular the provisions in exhibit 4 regarding governing law, jurisdiction, indemnification and waiver of trial by jury.

Response: The Amended Offering Statement has been revised in order to clarify that the Terms of Use on the two platforms will not apply to potential claims made against the Company or the Underwriter but that they may apply to potential claims brought by investors against the platform through which they invest. The Company has also added an additional risk factor titled: “Investors who subscribe for our securities through the online platforms may be subject to different, less favorable terms than Investors who do not subscribe through such platforms” alerting investors to this potential risk.

Securities and Exchange Commission
August 30, 2018

The “Underwriting” section of the Amended Offering Statement has been revised as follows:
“Both the FlashFunders and SI Online Platforms contain certain “Terms of Use” that investors wishing to subscribe online are required to agree to in order to complete their proposed investment in the Company. The Terms of Use on the FlashFunders Platform and SI Online Platform will not apply to potential claims made against the Underwriter or the Company under the federal securities laws by investors in this Offering but may still apply to potential claims made against the platforms. Investors should carefully read and consider the applicable “Terms of Use” before making an investment through one of the platforms. (See “Risk Factors” at page 31- “Investors who subscribe for our securities through the online platforms may be subject to different, less favorable terms than Investors who do not subscribe through such platforms.”) Investors who do not wish to invest through one of the online platforms can fill out a copy of the subscription agreement and mail it to the Company by following the instructions contained in the subscription agreement.”
The “Risk Factors” section of the Amended Offering Statement has been revised to add the following new risk factor:
“Investors who subscribe for our securities through the online platforms may be subject to different, less favorable terms than Investors who do not subscribe through such platforms.
Investors in the Offering have the option to either subscribe through one of two online platforms, maintained by FlashFunders, Inc. and SeedInvest Technology, LLC, respectively, or to subscribe by filling out a paper subscription agreement and mailing it to the Underwriter, pursuant to the instructions in the subscription agreement. Investors who decide to invest through an online platform may be subject to different terms than Investors who subscribe offline. Specifically, investors who invest online will be subject to the “terms of use” of the online platform on which they subscribe. The terms of use of the online platforms may restrict the investors rights to bring an action against the platform through which they invest, including but not limited to the ability to pursue a claim in state or federal court, the ability to request a jury trial, the ability to bring suit in a certain forum or jurisdiction, the ability to seek indemnity against the platform for any loss sustained as a result of your investment, and to otherwise pursue claims against the platform that would otherwise be available to the investor in the absence of agreeing to such terms of use. Investors should carefully read and consider the terms of use prior to agreeing to such terms or otherwise making an investment through one of the platforms.”
2.     Please expand your response to prior comment 1 to clarify how terms of the underwriting agreement can modify the Terms of Use of the online platforms. Address in your response whether parties to the underwriting agreement can make binding agreements on behalf of the online platforms.

Response: As discussed in the response to comment #1 above, the Company has determined that the Underwriter’s and Company’s decision to disclaim any reliance on the Terms of Use contained on the respective platforms will not bind the platforms and have revised the disclosure to advise investors of the risks associated with agreement to such Terms of Use.
Lock-Up Agreements, page 97

3.     Please revise your disclosure to clarify the number of shares subject to the agreement mentioned in the second paragraph. Also revise your disclosure regarding convertible notes on pages 85 and 86 to clarify which convertible notes you mean; ensure that a reader of your revised disclosure can determine whether the underlying shares are subject to the lock-up agreement.

Securities and Exchange Commission
August 30, 2018

Response: The Amended Offering Statement has been revised to add the following disclosure to the end of the above referenced section:
“The foregoing lock-up applies to an aggregate of 7,028,113 shares of common stock held by our officers, directors and major stockholder. The foregoing lock-up does not apply to the 12,833 and 2,190,476 shares of common stock underlying our 10% convertible notes held by Dr. Capelli and our major stockholder, Remeditex, respectively. The shares underlying the 10% convertible notes may be sold 90 days after our common stock is listed on Nasdaq, provided that, unless our common stock has traded over $12.00 per share for five consecutive days, not more than one-third of such shares may be sold between the 91st and 150th day after our common stock is listed on Nasdaq and not more than one-third of such shares may be sold between the 151st and 210th day after our common stock is listed on Nasdaq.”
In addition, similar language has been added to pages 85-86 to clarify which convertible notes are being referred to, and which shares underlying such notes are subject to the lock-up agreement.
Exhibits

4.     Please expand your response to prior comment 7 to tell us which purchase agreement represents the transactions mentioned in the first paragraph on page 88. Also please tell us the authority on which you rely to omit exhibit C to exhibit 1.1

Response: The Amended Offering Statement includes two new exhibits 6.11 and 6.12, which collectively represent the purchase agreements related to the $6.9 million in convertible notes referenced in the first paragraph of page 88. In addition, exhibit 1.1 has been amended to eliminate exhibit C and such amended form has been filed with the Amended Offering Statement.

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Securities and Exchange Commission
August 30, 2018

Sincerely, SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:	Chris Capelli, Chief Executive Officer
Lori Bisson, Chief Financial Officer